UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

A letter from counsel to Angiotech addressed to provincial securities commissions. The purpose of this letter is to serve as Notice pursuant to National Policy Statement No. (“NP51”) of the intent of Angiotech to change its year end from September 30 to December 31.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: September 9, 2003	By: /s/ David M. Hall
Name: David M. Hall
Title: Chief Financial Officer

Exhibit 1

IRWIN, WHITE & JENNINGS

B A R R I S T E R S   A N D   S O L I C I T O R S

REPLY TO:

TAMARA L. HOWARTH

E MAIL:  tamara@iwjlaw.com

DIRECT LINE:

(604) 664-3727

 FAX:      (604) 689-2806

September 9, 2003

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Commission des valeurs mobilières du Quebec

New Brunswick – Office of the Administrator of Securities

Nova Scotia Securities Commission

Prince Edward Island – Registrar of Securities

Newfoundland and Labrador – Securities Division

Attention: Statutory Filings

Dear Sirs:

RE:   Angiotech Pharmaceuticals, Inc. (“Angiotech”) - Notice of Change of Year End

Pursuant to Part 4 of National Policy Statement 51

We are counsel to Angiotech. The purpose of this letter is to serve as Notice pursuant to National Policy Statement No. (“NP51”) of the intent of Angiotech to change its year end from September 30 to December 31.

Change of Financial Year End

The board of directors of Angiotech has determined to change the year end of Angiotech from September 30 to December 31.

Reasons for the Change

The change is being made so that Angiotech’s year end will be consistent with that of most other industry peers and allow for easier financial statement comparison by analysts and shareholders of Angiotech.

Required Approvals

The board of directors of Angiotech approved the change of year end on September 4, 2003. Angiotech is in the process of seeking the consent of Canada Customs and Revenue Agency to the change of year end.

Relevant Dates under NP 51

The following are the relevant dates and periods for the purposes of NP51:

1.

Old Financial Year – the 12 months ended September 30, 2002 (being the financial year immediately preceding Angiotech’s Transition Year)

2.

Transition Year – the 15 month period ending December 31, 2003. The Transition Year will be 15 months long, which falls below the maximum length set out in Section 5.1 of NP51

3.

New Financial Year – the year ending December 31, 2004 (being the financial year immediately following Angiotech’s TransitionYear)

4.

The periods to be covered in the interim and annual financial statements to be filed for the Transition Year and New Financial Year are as follows:

	PERIOD	COMPARATIVE
Transition Year	October 1, 2002 – December 31, 2003 (audited)	12 months ended September 30, 2002
New Financial Year	January 1, 2004 to December 31, 2004 (audited)	15 months ended December 31, 2003 (audited)
	3 months ended March 31, 2004 (First Quarter)	3 months ended March 31, 2003 (Fourth Quarter)
	6 months ended June 30, 2004 (Second Quarter)	6 months ended June 30, 2003 (First Quarter)
	9 months ended September 30, 2004 (Third Quarter)	9 months ended September 30, 2003 (Second Quarter)

Angiotech believes that it is appropriate that the comparative periods used for the New Financial Year be the same calendar periods to account for any cyclical events in the operations of Angiotech.

Other Information

Angiotech has issued a press release on September 9, 2003 relating to the change of year end which is attached as Schedule A to this Notice.

If you have any questions concerning this Notice, please do not hesitate to contact the undersigned at 604-664-3727.

Kind Regards,

/s/ Tamara L. Howarth

Tamara L. Howarth

cc. David Hall, Angiotech Pharmaceuticals, Inc.

2620  ROYAL CENTRE,  1055  WEST GEORGIA STREET,  P.O. BOX 11168,  VANCOUVER,  B.C., CANADA  V6E 3R5  TEL: (604) 664-3720

Irwin, White & Jennings is an association of lawyers which includes law corporations

Schedule A- Press Release

FOR IMMEDIATE LEASE
NEWS RELEASE
Tuesday September 9, 2003

ANGIOTECH TO CHANGE FISCAL YEAR END FINANCIALS TO CALENDAR YEAR

Vancouver, BC – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) today announced that it intends to change its fiscal year end from September 30 to December 31, effective as of December 31, 2003.  This step is being taken to synchronize the fiscal reporting period with the majority of our industry peers.

The last day of Angiotech’s most recent financial year was September 30, 2002 and the last day of Angiotech’s transition financial year will be December 31, 2003. During the transition year, interim financial statements were reported for the period ending December 31, 2002, March 31, 2003, and June 30, 2003.  An interim financial statement for the period ending September 30, 2003 will be reported followed by Angiotech’s financial statements for the transition year for the 15 month period ending December 31, 2003. In the new financial year, Angiotech’s interim financial statements will be filed for the periods ending March 31, 2004, June 30, 2004 and September 30, 2004 with annual financial statements for the new financial year to be filed for the year ending December 31, 2004.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics.

To find out more about Angiotech Pharmaceuticals, Inc (NASDAQ: ANPI,TSX: ANP), visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continue,” “estimate,” “expects,” “may” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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Angiotech Pharmaceuticals Contacts:

Ian Harper (investors and media) ext. 6933

Rui Avelar (analysts) ext. 6996

Phone: (604) 221-7676